Care Capital Properties, Inc.
191 North Wacker Drive, Suite 1200

Chicago, Illinois  60606

September 13, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Care Capital Properties, Inc. Request for Withdrawal of Registration Statement on Form S-11 File No. 333-209245

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Care Capital Properties, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-209245), filed with the Commission on January 29, 2016, together with all exhibits thereto (the “Registration Statement”).

The Company submits this request for withdrawal because it is now eligible to register its securities on Form S-3 and, accordingly, does not intend to proceed with the offering of securities under the Registration Statement. The Registration Statement was not declared effective and the Company confirms that no securities have been or will be sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

If you have any questions with respect to this matter, please contact the undersigned at (312) 881-4700.

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Very truly yours,

CARE CAPITAL PROPERTIES, INC.

By:	/s/ Kristen M. Benson
	Name:	Kristen M. Benson
	Title:	Executive Vice President, General Counsel and Corporate Secretary